TIME EQUITIES SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Fee Income	$	6,097,102
Interest Income		613
Total Revenues		6,097,715
Expenses:		
Commission Expense		3,920,402
Professional Fees		74,695
Other Operating Expenses		102,768
Total Expenses		4,097,865
Net Income (loss)	$	1,999,850

The accompanying notes are an integral part of these financial statements.